FOR IMMEDIATE RELEASE	May 6, 2021

Micromem Romgaz Update

Toronto, Ontario and New York, New York, May 6, 2021 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") reports that Romgaz has advised the Company that they have engaged the Petroleum-Gas University of Ploiesti, Romania (Universitatea Petrol-Gaze Din Ploiesti) to be the research arm for the tracer technology (the "Technology").  The Technology is being developed by the Company in conjunction with Romgaz for installation on their site.  Prof. dr. ing. Lazar Avram, the Director of Well Drilling, Hydrocarbon Extraction and Transport Department and Prof. univ. habil. dr. ing. Florinel Dinu, Rector of the University will be leading the project and providing the required expertise to review and modify Micromem's current design for use in Romgaz's gas wells.

Both Professors have extensive experience in tracer technology, are familiar with the oil & gas industry in the region and the have the requirements to take this project forward.

The project with Romgaz continues to move forward and the Company will continue to publicly announce material information when such material changes and information becomes available, in accordance with securities laws.

Petroleum-Gas University of Ploiești (Universitatea Petrol-Gaze, UPG) is a public university in Ploiești, Romania. Founded in 1948 under the name of Institute of Petroleum and Gas, in response to the increasing industrialization in Romania and the lack of high level education in the petroleum and gas fields, it gained fast the status of university, hence changing its name to the actual one in 1993 and extending with new faculties and departments in the field of economic sciences and humanities. The UPG's academic structure includes 5 faculties: Faculty of Petroleum and Gas Engineering, Faculty of Mechanical and Electrical Engineering, Faculty of Petroleum Technology and Petrochemistry, Faculty of Economic Sciences and Faculty of Letters and Sciences.  Ploiești, formerly spelled Ploești, is a city and county seat in Prahova County, Romania. Source; https://en.wikipedia.org/wiki/Petroleum-Gas_University_of_Ploie%C8%99ti

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued 425,362,993

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com